

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Stephanie Tang
Partner, Hogan Lovells
TDCX Inc.
11/F, One Pacific Place
88 Queensway
Hong Kong

> **Re: TDCX Inc.**
> **Amended Schedule 13E-3 filed by TDCX Inc. et al.**
> **Filed April 19, 2024**
> **File No. 005-92939**

Dear Stephanie Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing your response to these comments, we may have additional comments.

Amended Schedule 13E-3

Summary, page 3

1. We note your response to prior comment 1 but note that no revisions have been made to your disclosure and that your Summary and Questions and Answers sections remain, together, nearly 30 pages long. Thus, we reissue the comment.

2. We note your response to prior comment 3 but note that no revisions were made to your disclosure. Thus, we reissue the comment.

Special Factors -- Background of the Merger, page 30

3. Please revise the disclosure on page 38 to describe the nature of the letters you received from minority shareholders after March 8, 2024.

Special Factors -- Reasons for the Merger, page 38

4. We reissue prior comment 5. We note that your revised disclosure does not explain how a filing person that adopted or relied on Houlihan Lokey's opinion was able to reach a fairness determination with respect to unaffiliated shareholders given that the fairness

opinion addresses all shareholders, including affiliated shareholders, who have different interests than unaffiliated shareholders.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions